Growing

With Our Community...

Future

Jacksonville Bancorp Inc.

2003 ANNUAL REPORT


CITY HALL

THE WAY BANKING SHOULD BE

- We answer the phone with a live person.
- We have formed strategic alliances that allow us to meet the insurance, investment, brokerage and trust needs of our customers.
- We have structured our ATM cards so that they can be used absolutely free at many locations across the country.
- We have a courier service that allows for our customers to have their deposits picked up so they don't have to come to the bank.
- Our three locations are filled with people who believe in the way banking should be.



We believe a bank should be:

- Expert in the financial matters that face families, professionals and businesses.
- Friendly, making a person feel welcome every single time they come in or call.
- Accessible to customers and prospective customers for whatever they need, whenever they need it.
- Fair in what it charges its customers for its products and services.
- Convenient to do business with.



CORPORATE PROFILE

Jacksonville Bancorp, Inc. is the holding company for The Jacksonville Bank, and its stock trades on the NASDAQ SmallCap market with the symbol JAXB. The Bank, which opened on May 28, 1999, is a Florida chartered commercial bank based in Jacksonville, Florida. Our headquarters is in downtown Jacksonville, and we have branches in the Mandarin and Queens Harbour areas of Jacksonville. The Bank caters to small- and medium-sized businesses, owners and managers of these entities, professionals, individuals and families who live and work in the greater Jacksonville area. The Bank engages in a wide range of lending activities and offers commercial, consumer, and residential or commercial mortgage and construction loans. The Bank is also engaged in deposit gathering and earns referral fees on investments. Additionally, the Bank handles certain insurance and investment products through its subsidiary, Fountain Financial, Inc.

FINANCIAL HIGHLIGHTS 2003

(Dollars in thousands, except per share data)	At or for the Year Ended December 31, 2003	2002	2001
Total assets	$176,867	$130,831	$86,478
Loans, net	150,976	108,933	68,134
Deposits	158,539	110,128	75,619
Stockholders' equity	13,407	12,567	7,297
Net interest income	5,618	3,936	2,213
Net earnings (loss)	1,004	584	(198)
Basic earnings (loss) per share	$ 0.68	$ 0.44	$ (0.19)
Diluted earnings (loss) per share	$ 0.67	$ 0.44	$ (0.19)
Book value per share at end of year	$ 9.14	$ 8.57	$ 7.17
Return on average assets	0.64%	0.53%	(0.32)%
Return on average equity	7.80%	5.40%	(2.68)%
Noninterest expenses to average assets	2.52%	2.86%	4.28%
Nonperforming loans and foreclosed assets as a percentage of total assets at end of year	0.63%	—%	—%
Allowance for loan losses as a percentage of total loans at end of year	1.10%	1.00%	0.96%

Total assets
(dollars in millions)


$200
150
100
50
0
2001
2002
2003

Loans, net
(dollars in millions)


$160
120
80
40
0
2001
2002
2003

Deposits
(dollars in millions)


$160
120
80
40
0
2001
2002
2003

TO OUR SHAREHOLDERS

On behalf of the directors of Jacksonville Bancorp, Inc., and the dedicated bankers of our wholly-owned subsidiary, The Jacksonville Bank, I am pleased to report that 2003 was another excellent year for your Company.

From a financial performance standpoint, the results were outstanding in terms of growth, profitability, stability, and shareholder value. The details of our performance are contained in this annual report, but let me first highlight the following:

- Total assets increased $46.1 million, or 35%, to $176.9 million
- Net loans increased $42.1 million, or 39%, to $151 million
- Total deposits increased $48.4 million, or 44%, to $158.5 million
- Net earnings were over $1 million, a 72% increase from 2002
- Diluted earnings per share were $.67, a 52% increase from 2002
- Our Company stock price was up 37%

THE JACKSONVILLE BANK EXISTS TO HAVE A MEANINGFUL AND POSITIVE IMPACT ON OUR BANKERS, OUR CUSTOMERS, OUR SHAREHOLDERS, AND OUR COMMUNITY.

Aside from our financial success in 2003, there were three other events that occurred during the year that are worthy of discussion.

First, it was a year where we had to deal aggressively with two isolated problem loan situations. I am proud of the way we tackled the problems head-on, learned from them, and prudently faced the reality of the issues. While we substantially increased our loan loss reserve for these loans during the year, and ultimately charged off the amount necessary to cover our losses, we are left with an extremely strong performing loan portfolio. Non-current loans compared to gross loans at year-end were .52% versus .65% for our peer group.

Secondly, in 2003, we dealt aggressively with protecting our interests in a matter that involved the lease on our downtown location. Negotiations on that matter resulted in an $850,000 settlement for our Company. We believe our strong presence in downtown Jacksonville has been a key component to our success in the past four years and one that I believe should continue for many years to come. In fact, in 2004, we will significantly enhance our downtown presence with the relocation of our offices to what I believe is the premier location in downtown Jacksonville. Our new corporate headquarters and branch location will be in a newly renovated 10-story 120,000 square foot Class "A" office building at 100 South Laura Street. We will occupy 12,000 square feet in the same building that housed the downtown branch and executive offices of Barnett Bank, the former banking powerhouse headquartered in Jacksonville. The entire building will be renamed and known as The Jacksonville Bank



Building. The Jacksonville Bank's customers will be pleased to know they will have their own dedicated parking area when they drive to the bank, and Jacksonville Bancorp shareholders will be pleased to know the new location will be at a lower expense per square foot than our previous location.

Finally, we continued to add excellent bankers in 2003 who model the behavioral values your Company holds as the most important. The core values of The Jacksonville Bank are:

- Compassion
- Ambition
- Responsibility
- Positive Attitude
- Ethics

These values are at the heart of every hiring decision we make and also provide guidance to all of our bankers. It is no coincidence the first letter of each of our core values spells the word *"carpe,"* which is the first word in the Latin phrase, *carpe diem,* meaning "seize the day." Every day is a special opportunity for us to help someone or improve a situation. As an example, one hundred percent of our bankers contribute to United Way. Last year, we were the leading corporation, and third among all groups, in raising money for Transformations, the annual I. M. Sulzbacher Center benefit for the homeless in Jacksonville. We made monetary or man-hour contributions to over 50 civic and non-profit organizations in Jacksonville last year.

Why do we do this?

The answer is in our mission. The Jacksonville Bank exists to have a meaningful and positive impact on our bankers, our customers, our shareholders and our community. By our modeling these core values at a very high level, we will create a lasting legacy...and become a company that performs in an extraordinary way.

2003 was a year of tremendous growth in terms of our size, profitability, and our ability to withstand difficulties and emerge stronger. Further, our impact on the Jacksonville community is clearly being felt. We believe we are extremely well positioned for a 2004 which continues this trend. As Jacksonville plans and celebrates its first Super Bowl, The Jacksonville Bank plans to celebrate surpassing the $200 million asset mark as well as our five-year anniversary.

Growing with our community...poised for the future.

We welcome and value any thoughts you may have for us. The management and directors of Jacksonville Bancorp are always mindful that it is you, our shareholders, who own this Company and to whom we are accountable. This is a privilege and an obligation we hold above all else.

Thank you for your continued support,

Gilbert J. Pomar, III
President & CEO

2004: A BIG YEAR FOR JACKSONVILLE
A BIG YEAR FOR THE JACKSONVILLE BANK



Super Bowl XXXIX in Jacksonville

Jacksonville will host the largest sporting event in the world at the conclusion of the 2004 NFL season. Previous Super Bowls have been among the 10 most viewed television programs in United States history.



The Jacksonville Bank Turns Five Years Old

Our bank has come a long way since May 28, 1999. We look to celebrate our upcoming five-year anniversary by taking pride in our accomplishments and looking ahead to what we will become in the next five years.

Jacksonville Bancorp Surpasses $200 Million in Assets

We anticipate our tremendous balance sheet growth will continue in 2004. Jacksonville is a wonderful city to do business in, and we are well-positioned to take advantage of the opportunities presented to us.





New Company Headquarters in Downtown Jacksonville

Our downtown presence will be significantly enhanced in 2004 with our move to The Jacksonville Bank Building in the heart of the central business district. The 10-story Class "A" building will provide us room to grow, and make a statement that we are...Jacksonville's bank.

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)	2003	2002	2001	2000	1999
	At or for the Year Ended December 31,				
Financial Condition Data:					
Cash and cash equivalents	$ 3,894	$ 4,281	$ 5,288	$ 2,385	$ 1,479
Securities	16,830	12,531	7,532	3,145	2,005
Loans, net	150,976	108,933	68,134	34,183	7,968
All other assets	5,167	5,086	5,524	5,323	3,116
Total assets	$ 176,867	$130,831	$86,478	$45,036	$14,568
Deposit accounts	$ 158,539	$110,128	$75,619	$37,341	$ 6,174
Other borrowings	4,296	7,747	3,360	—	—
All other liabilities	625	389	202	156	155
Stockholders' equity	13,407	12,567	7,297	7,539	8,239
Total liabilities and stockholders' equity	$ 176,867	$130,831	$86,478	$45,036	$14,568
Operations Data:					
Total interest income	$ 8,729	$ 6,699	$ 4,273	$ 2,052	$ 398
Total interest expense	3,111	2,763	2,060	889	102
Net interest income	5,618	3,936	2,213	1,163	296
Provision for loan losses	1,580	443	343	264	80
Net interest income after provision for loan losses	4,038	3,493	1,870	899	216
Noninterest income	1,550	580	458	261	55
Noninterest expenses	3,971	3,134	2,645	2,326	2,079
Earnings (loss) before income taxes (benefit)	1,617	939	(317)	(1,166)	(1,808)
Income taxes (benefit)	613	355	(119)	(436)	(685)
Net earnings (loss)	$ 1,004	$ 584	$ (198)	$ (730)	$ (1,123)
Per Share Data:					
Basic earnings (loss) per share	$ 0.68	$ 0.44	$ (0.19)	$ (0.72)	$ (1.84)
Diluted earnings (loss) per share	$ 0.67	$ 0.44	$ (0.19)	$ (0.72)	$ (1.84)
Total shares outstanding at end of year	1,467,166	1,467,066	1,017,066	1,017,066	1,017,066
Book value per share at end of year	$ 9.14	$ 8.57	$ 7.17	$ 7.41	$ 8.10
Ratios and Other Data:					
Return on average assets	0.64%	0.53%	(0.32)%	(2.53)%	(12.35)%
Return on average equity	7.80%	5.40%	(2.68)%	(9.36)%	(20.26)%
Average equity to average assets	8.16%	9.85%	11.95%	27.06%	60.96%
Interest rate spread during the period	3.38%	3.37%	3.24%	3.70%	1.46%
Net yield on average interest-earning assets	3.77%	3.89%	4.11%	5.15%	4.90%
Noninterest expenses to average assets	2.52%	2.86%	4.28%	8.07%	22.87%
Average interest-earning assets to average interest-bearing liabilities	1.19	1.19	1.22	1.37	3.04
Nonperforming loans and foreclosed assets as a percentage of total assets at end of year	0.63%	—	—	—	—
Allowance for loan losses as a percentage of total loans at end of year	1.10%	1.00%	0.96%	1.00%	1.00%
Total number of banking offices	3	3	3	3	2

Throughout Management's Discussion and Analysis, references to "we," "us," or "our" refer to Jacksonville Bancorp, Inc., its wholly-owned subsidiary, The Jacksonville Bank, and the Bank's wholly-owned subsidiary, Fountain Financial, Inc., on a consolidated basis. References to the "Company" denote Jacksonville Bancorp, Inc., and The Jacksonville Bank is referred to as the "Bank."

GENERAL

We were incorporated on October 24, 1997, and were organized to conduct the operations of the Bank. The Bank is a Florida state-chartered commercial bank, and the FDIC insures its deposits. Through the Bank, which opened for business on May 28, 1999, we provide a variety of community banking services to businesses and individuals in Duval County, Florida. During 2000, the Bank formed Fountain Financial, Inc., a wholly-owned subsidiary insurance agency. The primary business activities of Fountain Financial, Inc., consist of referral of our customers to third parties for sale of insurance products.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements related to our future results, including certain projections and business trends. When used in this report, the words "estimate," "project," "anticipate," "intend," "believe," "expect," and similar expressions, are intended to identify forward-looking statements. These statements by their nature involve substantial risks, uncertainties, and other factors, certain of which are beyond our control. Actual results may differ materially depending on such factors, including among other things: our relatively limited operating history; economic and political conditions, especially in North Florida; competitive circumstances; changes in legislation, bank regulation, accounting principles, and governmental monetary policies; retention of talented and experienced senior management and employees; the interest rate environment; successful growth in deposits and loans; credit risk and nonperforming assets; technological changes; and other factors discussed in filings with the Securities and Exchange Commission.

Assumptions relating to forward-looking statements involve judgments with respect to factors as described above and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by these statements. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans and may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this report, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objectives, or other plans. The Company does not undertake, and specifically disclaims any obligation, to publicly release the results of any revisions to any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock began trading on the OTC Bulletin Board on September 13, 1999, at $10.50 per share under the symbol JAXB. On October 17, 2002, our stock was approved for listing on the NASDAQ SmallCap Market and began trading under the same symbol on October 23, 2002. The following table shows the high and low sale prices for each quarter of 2002 and 2003. The prices quoted reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions.

	2003		2002	
	High	Low	High	Low
First Quarter	$12.55	$11.87	$10.30	$ 8.75
Second Quarter	$13.11	$12.20	$11.05	$10.00
Third Quarter	$14.14	$12.25	$11.00	$10.50
Fourth Quarter	$17.28	$13.55	$12.11	$10.69

The total number of holders of record of our common stock as of March 19, 2004, was approximately 197. The common stock closed at $20.50 on that date. To date, we have not declared a dividend, and there are no current plans to initiate payment of cash dividends. Future dividends will depend on our earnings, capital and regulatory requirements, financial condition, and other factors considered relevant by our board of directors.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity represents an institution's ability to provide funds to satisfy demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. A state-chartered commercial bank is required to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts subject to certain restrictions. The reserve may consist of cash on hand, demand deposits due from correspondent banks, other investments, and marketable securities. At December 31, 2003, the Bank exceeded its regulatory liquidity requirements. Please see the additional disclosure on sources of funds under the section hereof entitled *Deposits and Other Sources of Funds.*

Our primary source of cash during 2003 was net deposit inflows of $48.4 million. Cash was used primarily to originate loans, purchase securities and repay other borrowings. At December 31, 2003, we had outstanding commitments to originate loans totaling $347,000 and commitments to borrowers for available lines of credit totaling $19.6 million.

LOAN PORTFOLIO COMPOSITION

Commercial real estate loans comprise the largest group of loans in our portfolio amounting to $93.9 million or 61.5% of the total loan portfolio at December 31, 2003, increasing from $63.5 million, or 57.7%, at December 31, 2002. Residential real estate loans comprise the second largest group of loans in the portfolio, amounting to $36.6 million or 24.0% of the total loan portfolio at December 31, 2003, as compared to $25.8 million or 23.5% at December 31, 2002. As of December 31, 2003, commercial loans amounted to $16.4 million or 10.8% of total loans, which were $16.6 million or 15.1% at December 31, 2002. The following table sets forth the composition of our loan portfolio (dollars in thousands).

	At December 31,									
	2003		2002		2001		2000		1999	
	Amount	**% of Total**	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial real estate	**$ 93,899**	**61.5%**	$ 63,520	57.7%	$26,159	38.0%	$ 7,254	21.0%	$2,613	32.4%
Commercial	**16,443**	**10.8**	16,648	15.1	25,105	36.5	18,078	52.4	2,092	26.0
Residential real estate	**36,594**	**24.0**	25,825	23.5	13,595	19.8	5,748	16.7	2,567	31.8
Consumer and other	**5,729**	**3.7**	4,057	3.7	3,917	5.7	3,417	9.9	787	9.8
	152,665	**100.0%**	110,050	100.0%	68,776	100.0%	34,497	100.0%	8,059	100.0%
Add (deduct):										
Allowance for loan losses	**(1,679)**		(1,100)		(657)		(344)		(80)	
Net deferred (fees) costs	**(10)**		(17)		15		30		(11)	
Loans, net	**$150,976**		$108,933		$68,134		$34,183		$7,968	

CREDIT RISK

Our primary business is making commercial, real estate, business, and consumer loans. That activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond our control. While we have instituted underwriting guidelines and credit review procedures to protect us from avoidable credit losses, some losses will inevitably occur. At December 31, 2003, we had nonperforming assets of $801,000, of which $75,000 was past due ninety days or more but still accruing interest. In addition, we charged off loans totaling $1,003,000 in 2003.

The following table presents information regarding the total allowance for loan losses as well as the allocation of such amounts to the various categories of loans (dollars in thousands).

	At December 31,									
	2003		2002		2001		2000		1999	
	Amount	**% of Loans to Total Loans**	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial real estate	**$ 413**	**61.5**	$ 254	57.7%	$222	38.0%	$ 55	21.0%	$26	32.4%
Commercial	**265**	**10.8%**	330	15.1	239	36.5	98	52.4	21	26.0
Residential real estate	**166**	**24.0**	134	23.5	62	19.8	22	16.7	26	31.8
Consumer and other	**45**	**3.7**	30	3.7	33	5.7	27	9.9	7	9.8
Unallocated general allowance	**790**	**—**	352	—	101	—	142	—	—	—
Total allowance for loan losses	**$1,679**	**100.0%**	$1,100	100.0%	$657	100.0%	$344	100.0%	$80	100.0%
Allowance for loan losses as a percentage of total loans outstanding		**1.10%**		1.00%		0.96%		1.00%		1.00%

REGULATION AND LEGISLATION

With a state-chartered commercial bank, we are subject to extensive regulation by the Federal Reserve Board, the Florida DBF and the FDIC. We file reports with these regulatory agencies concerning our activities and financial condition. We also must obtain regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions, or other expansion of locations and facilities. Periodic examinations are performed by the regulatory agencies to monitor our compliance with various regulatory requirements.

REGULATORY CAPITAL REQUIREMENTS

We are required to meet certain minimum regulatory capital requirements. This is not a valuation allowance and has not been created by charges against earnings. It represents a restriction on stockholders' equity. Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and percentages of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). We believe, as of December 31, 2003, that the Bank was adequately capitalized, and meets all capital adequacy requirements to which it is subject. The regulatory minimums to be considered adequately or well capitalized, and the Bank's actual data for the indicated periods are set forth in the table below (dollars in thousands).

	Actual		Adequately Capitalized Minimum Criteria		Well Capitalized Minimum Criteria	
	Amount	%	Amount	%	Amount	%
As of December 31, 2003:						
Total capital to risk weighted assets:						
Company	$15,135	9.96%	$12,157	8.00%	N/A	N/A
Bank	14,405	9.50	12,133	8.00	$15,166	10.00%
Tier 1 capital to risk weighted assets:						
Company	13,456	8.85	6,078	4.00	N/A	N/A
Bank	12,726	8.39	6,066	4.00	9,100	6.00
Tier 1 capital to total average assets:						
Company	13,456	7.85	6,854	4.00	N/A	N/A
Bank	12,726	7.45	6,835	4.00	8,544	5.00
As of December 31, 2002:						
Total capital to risk weighted assets	12,563	11.11	9,045	8.00	11,306	10.00
Tier 1 capital to risk weighted assets	11,463	10.14	4,522	4.00	6,784	6.00
Tier 1 capital to total average assets	11,463	9.22	4,971	4.00	6,214	5.00

MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in lending and deposit taking activities. To that end, we actively monitor and manage interest rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 7 of the *Notes to Consolidated Financial Statements.*

Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on net interest income and capital, while adjusting our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest rate risk. However, a sudden and substantial change in interest rates may adversely impact earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. We do not engage in trading activities.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit, and standby letters of credit, and may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement we have in these financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by us upon extension of credit is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The following is a summary of our contractual obligations, including certain on-balance sheet obligations, at December 31, 2003 (in thousands).

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Federal funds purchased	$ 4,296	$ 4,296	—	—	—
Operating leases	141	141	—	—	—
Loan commitments	747	747	—	—	—
Standby letters of credit	352	352	—	—	—
Unused line of credit loans	19,629	19,629	—	—	—
Total	$25,165	$25,165	—	—	—

SECURITIES

The securities portfolio is comprised of U.S. Government agency securities, mortgage-backed securities, and a State of Israel bond. The securities portfolio is categorized as either "held to maturity," "available for sale," or "trading." Securities held to maturity represent those securities which we have the positive intent and ability to hold to maturity. Securities available for sale represent those investments which may be sold for various reasons including changes in interest rates and liquidity considerations. These securities are reported at fair market value and unrealized gains and losses are excluded from earnings and reported in accumulated other comprehensive income (loss). Trading securities are held primarily for resale and are recorded at their fair values. Unrealized gains or losses on trading securities are included immediately in earnings. During 2003 and 2002 we had no trading securities.

The following table sets forth the amortized costs and fair value of our securities portfolio (dollars in thousands).

	At December 31, 2003		At December 31, 2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:				
U.S. Government agency securities	$14,089	$14,006	$10,049	$10,192
Mortgage-backed securities	2,769	2,774	2,246	2,289
	$16,858	$16,780	$12,295	$12,481
Security held to maturity:				
State of Israel bond	$ 50	$ 50	$ 50	$ 50

The following table sets forth, by maturity distribution, certain information pertaining to the securities (dollars in thousands):

	Available for Sale		Held to Maturity	
	Carrying Value	Average Yield	Carrying Value	Average Yield
At December 31, 2003:				
Due after one year through five years	$ 503	5.85%	$50	7.50%
Due after five through ten years	3,778	5.29	—	—
Due after ten years	9,725	5.69	—	—
Mortgage-backed securities	2,774	4.79	—	—
Total	$16,780	5.45%	$50	7.50%
At December 31, 2002:				
Due after one year through five years	$ 253	5.45%	$—	—%
Due after five through ten years	2,339	6.11	50	7.50
Due after ten years	7,600	6.23	—	—
Mortgage-backed securities	2,289	4.77	—	—
Total	$12,481	5.92%	$50	7.50%

ASSET—LIABILITY STRUCTURE

As part of our asset and liability management, we have emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in enhancing our earnings. We believe that these processes and procedures provide us with better capital planning, asset mix and volume controls, loan pricing guidelines, and deposit interest rate guidelines, which should result in tighter controls and less exposure to interest rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are interest rate sensitive and by monitoring an institution's interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate sensitive assets less rate sensitive liabilities as a percentage of total assets. A gap is considered positive when the total of rate sensitive assets exceeds rate sensitive liabilities. A gap is considered negative when the amount of rate sensitive liabilities exceeds rate sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income, while a positive gap should result in an increase in net interest income. During a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income, while a positive gap should adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged changes in interest rates on the results of operations, we continue to monitor asset and liability management policies to appropriately match the maturities and repricing terms of interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (1) emphasizing the origination of variable-rate loans; (2) maintaining a stable core deposit base; and (3) maintaining a sound level of liquid assets (cash and securities).

The following table sets forth certain information relating to our interest-earning assets and interest-bearing liabilities at December 31, 2003, that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):

	3 Months or Less	Over 3 Months to 6 Months	Over 6 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years to 10 Years	Over 10 Years	Total
Loans[1]:							
Variable rate	$78,672	$ 430	$ 604	$ 283	$ —	$ —	$ 79,989
Fixed rate	2,770	1,886	3,072	36,440	22,794	5,714	72,676
Total loans	81,442	2,316	3,676	36,723	22,794	5,714	152,665
Securities[2]	280	210	392	1,348	4,592	10,086	16,908
Federal funds sold	233	—	—	—	—	—	233
Total rate sensitive assets	$81,955	$2,526	$4,068	$38,071	$27,386	$15,800	$169,806
Deposit accounts[3]:							
NOW deposits	—	—	1,845	922	923	—	3,690
Money market deposits	—	—	—	—	7,345	—	7,345
Savings deposits	3,118	3,118	1,559	4,677	3,118	—	15,590
Time deposits	22,993	21,455	28,345	35,285	442	—	108,520
Total deposit accounts	26,111	24,573	31,749	40,884	11,828	—	135,145
Federal funds purchased	4,296	—	—	—	—	—	4,296
Total rate sensitive liabilities	$30,407	$ 24,573	$ 31,749	$ 40,884	$11,828	$ —	$139,441
Gap repricing differences	$51,548	$ (22,047)	$ (27,681)	$ (2,813)	$15,558	$15,800	$ 30,365
Cumulative gap	$51,548	$ 29,501	$ 1,820	$ (993)	$14,565	$30,365	
Cumulative gap/total assets	29.1%	16.7%	1.0%	(.6)%	8.2%	17.2%	

(1) Variable rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed rate loans are scheduled, including repayments, according to their contractual maturities.

(2) Securities are scheduled at amortized cost through the next repricing date or the maturity date, as appropriate, with mortgage-backed instruments scheduled in accordance with expected cash flows.

(3) Transaction accounts (NOW, money market, and savings) are treated as interest rate sensitive based on historical experience and expectations regarding the sensitivity of those deposits. Time deposits are scheduled based on the maturity dates of those instruments.

The following table reflects the contractual principal repayments by period of our loan portfolio at December 31, 2003 (in thousands):

Years Ending December 31,	Commercial Real Estate Loans	Commercial Loans	Residential Mortgage Loans	Consumer Loans	Total
2004	$16,400	$13,285	$ 4,397	$2,996	$ 37,078
2005	10,104	1,467	1,544	806	13,921
2006	11,915	919	1,030	1,075	14,939
2007	16,417	551	1,648	390	19,006
2008	19,129	130	2,404	253	21,916
2009—2013	15,034	91	22,695	122	37,942
2014 and beyond	4,900	—	2,876	87	7,863
Total	$93,899	$16,443	$36,594	$5,729	$152,665

Of the total loan portfolio at December 31, 2003, 52.5% have variable interest rates and 47.5% have fixed interest rates. Of the $115.6 million of loans due after 2004, 56.1% have fixed interest rates and 43.9% have adjustable interest rates.

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give us the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells real property subject to a mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than current mortgage loan rates.

Origination, Sale and Repayment of Loans.

We generally originate loans in our primary geographical lending area in Northeast Florida. The following table sets forth total loans originated and repaid (dollars in thousands).

Years Ended December 31,	2003	2002	2001	2000	1999
Originations:					
Commercial real estate loans	$40,531	$44,460	$22,255	$ 5,772	$ 2,617
Commercial loans	14,177	15,174	22,014	24,400	5,171
Residential real estate loans	22,925	16,915	11,755	5,061	3,320
Consumer and other loans	4,519	2,260	2,095	3,890	1,078
Total loans originated	82,152	78,809	58,119	39,123	12,186
Less—principal reductions	39,537	37,535	23,840	12,685	4,127
Increase in total loans	$42,615	$41,274	$34,279	$26,438	$ 8,059

The following table sets forth certain information regarding nonaccrual loans, including the ratio of such loans to total assets as of the dates indicated (dollars in thousands).

At December 31,	2003	2002	2001	2000	1999
Nonperforming loans:					
Commercial loans	$596	$442	$ —	$—	$—
Residential real estate loans	130	409	99	—	—
Consumer loans and other	—	—	2	—	—
Total nonperforming loans	$726	$851	$101	$—	$—
Total nonperforming loans to total assets	0.41%	0.65%	0.12%	—%	—%

The following table sets forth information with respect to activity in the allowance for loan losses for the periods indicated (dollars in thousands).

Year Ended December 31,	2003	2002	2001	2000	1999
Average loans outstanding, net	$131,500	$ 89,043	$46,768	$18,176	$1,696
Allowance at beginning of year	$ 1,100	$ 657	$ 344	$ 80	$ —
Charge-offs:					
Consumer loans	—	—	30	—	—
Commercial real estate	171	—	—	—	—
Commercial loans	780	—	—	—	—
Residential real estate	52	—	—	—	—
	1,003	—	—	—	—
Recoveries	2	—	—	—	—
Net charge-offs	1,001	—	30	—	—
Provision for loan losses charged to operating expenses	1,580	443	343	264	80
Allowance at end of year	$ 1,679	$ 1,100	$ 657	$ 344	$ 80
Ratio of net charge-offs to average loans outstanding	0.76%	—%	0.06%	—%	—%
Total loans at end of year	$152,665	$110,050	$68,766	$34,497	$8,059
Allowance as a percent of total loans	1.10%	1.00%	0.96%	1.00%	1.00%

DEPOSITS AND OTHER SOURCES OF FUNDS

General.

In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments, loan sales, federal funds purchased lines of credit, and securities sold under agreements to repurchase. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in other sources, such as deposits, or due to favorable differentials in rates and other costs.

Deposits.

Deposits are attracted principally from our primary geographic market areas in Duval County, Florida. We have also enhanced our geographical diversity by offering certificates of deposits nationally to other financial institutions. We offer a broad selection of deposit products including demand deposit accounts, NOW accounts, money market accounts, regular savings accounts, term certificates of deposit, and retirement savings plans (such as IRAs). Certificate of deposit rates are set to encourage longer maturities as cost and market conditions will allow. Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit, and the associated interest rates. Management sets the deposit interest rates weekly based on a review of deposit flows for the previous week, a survey of rates among competitors and other financial institutions. We have emphasized commercial banking relationships in an effort to increase demand deposits as a percentage of total deposits.

The following table shows the distribution of, and certain other information relating to, our deposit accounts by type (dollars in thousands).

	At December 31,			
	2003		2002	
	Amount	% of Deposits	Amount	% of Deposits
Demand deposits	$ 23,394	14.8%	$ 16,781	15.2%
NOW deposits	3,690	2.3	3,069	2.8
Money market deposits	7,345	4.6	3,286	3.0
Savings deposits	15,590	9.8	14,576	13.2
Subtotal	50,019	31.5	37,712	34.2
Certificates of deposit:				
1.00%–1.99%	36,236	22.9	1,971	1.8
2.00%–2.99%	43,474	27.4	22,935	20.9
3.00%–3.99%	16,256	10.3	31,174	28.3
4.00%–4.99%	10,663	6.7	13,325	12.1
5.00%–5.99%	1,504	1.0	1,479	1.3
6.00%–6.99%	387	0.2	1,532	1.4
Total certificates of deposit[1]	108,520	68.5	72,416	65.8
Total deposits	$158,539	100.0%	$110,128	100.0%

(1) Includes individual retirement accounts ("IRAs") totaling $826 and $503 at December 31, 2003 and 2002, respectively, all of which are in the form of certificates of deposit.

Jumbo certificates ($100,000 and over) mature as follows (in thousands):

At December 31,	2003	2002
Due three months or less	$10,776	$ 4,885
Due more than three months to six months	7,095	4,561
More than six months to one year	9,501	6,140
One to five years	10,162	7,253
	$37,534	$22,839

RESULTS OF OPERATIONS

Our operating results depend primarily on our net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Our interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. In addition, our net earnings are also affected by the level of nonperforming loans and foreclosed assets, as well as the level of noninterest income and noninterest expense, such as salaries and employee benefits, occupancy and equipment costs, and income taxes.

The following table sets forth, for the periods indicated, information regarding: (1) the total dollar amount of interest and dividend income from interest-earning assets and the resultant average yield; (2) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (3) net interest/dividend income; (4) interest rate spread; and (5) net interest margin. Average balances are based on average daily balances (dollars in thousands).

	Year Ended December 31,								
	2003			2002			2001		
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Interest-earning assets:									
Loans[1]	$131,500	$7,816	5.94%	$ 89,043	$6,016	6.76%	$46,768	$3,852	8.24%
Securities	15,956	897	5.62	10,153	649	6.39	5,290	340	6.43
Other interest-earning assets[2]	1,510	16	1.06	1,918	34	1.77	1,804	81	4.49
Total interest-earning assets	148,966	$8,729	5.86	101,114	$6,699	6.63	53,862	$4,273	7.93
Noninterest-earning assets	8,733			8,611			8,006		
Total assets	$157,699			$109,725			$61,868		
Interest-bearing liabilities:									
Savings deposits	$ 16,384	$ 214	1.31	$ 19,363	$ 500	2.58	$15,800	$ 640	4.05
NOW deposits	4,024	7	.17	2,545	12	0.47	2,732	27	.99
Money market deposits	5,744	78	1.36	3,357	66	1.97	1,823	56	3.07
Time deposits	97,235	2,779	2.86	58,729	2,172	3.70	22,954	1,316	5.73
Other borrowings	1,948	33	1.69	678	13	1.92	660	21	3.18
Total interest-bearing liabilities	125,335	$3,111	2.48	84,672	$2,763	3.26	43,969	$2,060	4.69
Noninterest-bearing liabilities	19,490			14,248			10,508		
Stockholders' equity	12,874			10,805			7,391		
Total liabilities and stockholders' equity	$157,699			$109,725			$61,868		
Net interest/dividend income		$5,618			$3,936			$2,213	
Interest rate spread[3]			3.38%			3.37%			3.24%
Net interest margin[4]			3.77%			3.89%			4.11%
Ratio of average interest-earning assets to average interest-bearing liabilities	1.19			1.19			1.22		

(1) Average loan balances include nonaccrual loans.
(2) Includes federal funds sold.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin is net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

The following table sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume) dollars are in thousands.

Year Ended December 31, 2003 vs. 2002:

	Increase (Decrease) Due to			
	Rate	Volume	Rate/ Volume	Total
Interest-earning assets:				
Loans	$(730)	$2,870	$(340)	$1,800
Securities	(78)	371	(45)	248
Other interest-earning assets	(14)	(7)	3	(18)
Total	(822)	3,234	(382)	2,030
Interest-bearing liabilities:				
Savings, money-market and NOW deposits	(274)	(23)	18	(279)
Time deposits	(493)	1,424	(324)	607
Other borrowings	(2)	24	(2)	20
Total	(769)	1,425	(308)	348
Net change in net interest income	$ (53)	$1,809	$ (74)	$1,682

Year Ended December 31, 2002 vs. 2001:

	Increase (Decrease) Due to			
	Rate	Volume	Rate/ Volume	Total
Interest-earning assets:				
Loans	$(692)	$3,483	$(627)	$2,164
Securities	(2)	313	(2)	309
Other interest-earning assets	(49)	5	(3)	(47)
Total	(743)	3,801	(632)	2,426
Interest-bearing liabilities:				
Savings, money-market and NOW deposits	(256)	174	(63)	(145)
Time deposits	(466)	2,050	(728)	856
Other borrowings	(8)	—	—	(8)
Total	(730)	2,224	(791)	703
Net change in net interest income	$ (13)	$1,577	$ 159	$1,723

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

General.
Net earnings for the year ended December 31, 2003, was $1,004,000 or $.68 per basic share and $.67 per diluted share compared to a net earnings of $584,000 or $.44 per basic and diluted share in 2002.

Interest Income and Expense.
Interest income totaled $8,729,000 for the year ended December 31, 2003, compared to $6,699,000 in 2002. Interest earned on loans was $7,816,000 in 2003 compared to $6,016,000 in 2002. This increase resulted primarily from an increase in the average loan portfolio balance from $89.0 million for the year ended December 31, 2002, to $131.5 million for the year ended December 31, 2003, and was partially offset by a decrease in the weighted average yield from 6.76% for 2002 to 5.94% for 2003.

Interest on securities was $897,000 for the year ended December 31, 2003, compared to $649,000 for the year ended December 31, 2002. This increase resulted primarily from an increase in the average investment securities portfolio from $10.2 million for 2002 to $16.0 million for 2003. Interest on federal funds sold totaled $16,000 in 2003 compared to $34,000 in 2002.

Interest expense on deposit accounts amounted to $3,078,000 for the year ended December 31, 2003, compared to $2,750,000 in 2002. The increase resulted from an increase in the average balance of interest-bearing deposits from $84.0 million in 2002 to $123.4 million in 2003, offset by a decrease in the weighted average cost of interest-bearing deposits from 3.27% in 2002 to 2.49% in 2003. Interest on other borrowings amounted to $33,000 for the year ended December 31, 2003, with a weighted average cost of 1.69%.

Provision for Loan Losses.
The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon the volume and type of lending conducted by the Company, industry standards, the amount of nonperforming loans, and general economic conditions, particularly as they relate to the Company's market areas, and other factors related to the collectibility of the Company's loan portfolio. The provision for the year ended December 31, 2003, was $1,580,000 compared to $443,000 in 2002. The increase for 2003 was due to growth in the loan portfolio and from charge-offs and specific allowances with respect to two commercial loans that were impaired as of December 31, 2003. Management believes that the allowance for loan losses of $1,679,000 at December 31, 2003, is adequate.

Noninterest Income.
Noninterest income increased to $1,550,000 for the year ended December 31, 2003, compared to $580,000 for the year ended December 31, 2002. The increase primarily resulted from a $850,000 litigation settlement received in 2003. The litigation settlement resulted from a lessor's noncompliance with certain provisions of a lease agreement. In addition, this increase resulted from an increase in fees and service charges on deposit accounts due to the significant increase in the number of accounts.

Other Expense.
Other expense totaled $3,971,000 for the year ended December 31, 2003, compared to $3,134,000 in 2002. The increase resulted primarily from an increase in salaries and employee benefits expense of $400,000, an increase in professional fees of $105,000, an increase in occupancy expense of $81,000 and an increase in other expense of $160,000.

Income Taxes.
Income taxes for the year ended December 31, 2003, was $613,000 (an effective rate of 38%) compared to $355,000 in 2002 (an effective rate of 38%).

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

General.
Net earnings for the year ended December 31, 2002, was $584,000 or $.44 per basic and diluted share compared to a net loss of $198,000 or $.19 per basic and diluted share in 2001.

Interest Income and Expense.
Interest income totaled $6,699,000 for the year ended December 31, 2002, compared to $4,273,000 in 2001. Interest earned on loans was $6,016,000 in 2002 compared to $3,852,000 in 2001. This increase resulted primarily from an increase in the average loan portfolio balance from $46.8 million for the year ended December 31, 2001, to $89.0 million for the year ended December 31, 2002, and was partially offset by a decrease in the weighted average yield from 8.24% for 2001 to 6.76% for 2002.

Interest on securities was $649,000 for the year ended December 31, 2002, compared to $340,000 for the year ended December 31, 2001. This increase resulted primarily from an increase in the average investment securities portfolio from $5.3 million for 2001 to $10.2 million for 2002. Interest on federal funds sold totaled $34,000 in 2002 compared to $81,000 in 2001.

Interest expense on deposit accounts amounted to $2,750,000 for the year ended December 31, 2002, compared to $2,039,000 in 2001. The increase resulted from an increase in the average balance of interest-bearing deposits from $43.3 million in 2001 to $84.0 million in 2002, offset by a decrease in the weighted average cost of interest-bearing deposits from 4.71% in 2001 to 3.27% in 2002. Interest on other borrowings amounted to $13,000 for the year ended December 31, 2002, with a weighted average cost of 1.92%.

Provision for Loan Losses.
The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon the volume and type of lending conducted by the Company, industry standards, the amount of nonperforming loans, and general economic conditions, particularly as they relate to the Company's market areas, and other factors related to the collectibility of the Company's loan portfolio. The provision for the year ended December 31, 2002, was $443,000 compared to $343,000 in 2001. The increase for 2002 was due to growth in the loan portfolio.

Noninterest Income.
Noninterest income increased to $580,000 for the year ended December 31, 2002, compared to $458,000 for the year ended December 31, 2001. This increase resulted primarily from an increase in fees and service charges on deposit accounts due to the significant increase in the number of accounts. The amount of noninterest income from nondeposit-related sources decreased by $21,000, primarily due to a $77,000 decrease as a result of outsourcing our bankcard merchant program. The merchant program changes resulted in a decrease of $77,000 which was partially offset by $44,000 in income generated by mortgage origination activities implemented in 2002.

Other Expense.
Other expense totaled $3,134,000 for the year ended December 31, 2002, compared to $2,645,000 in 2001. The increase resulted primarily from an increase in salaries and employee benefits expense of $260,000, an increase in advertising and business development of $52,000 and an increase in occupancy expense of $38,000.

Income Taxes (Benefit).
Income tax expense for the year ended December 31, 2002, was $355,000 (an effective rate of 38%) compared to a benefit of $119,000 in 2001 (an effective rate of 38%).

SELECTED QUARTERLY RESULTS (UNAUDITED)

The following tables present summarized quarterly data (dollars in thousands, except per share amounts).

	Year Ended December 31, 2003				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$1,977	$2,157	$2,295	$2,300	$8,729
Interest expense	733	781	801	796	3,111
Net interest income	1,244	1,376	1,494	1,504	5,618
Provision for loan losses	356	222	341	661	1,580
Net interest income after provision for loan losses	888	1,154	1,153	843	4,038
Noninterest income	152	188	174	1,036	1,550
Noninterest expense	955	1,025	926	1,065	3,971
Earnings before income taxes	85	317	401	814	1,617
Income taxes	32	119	156	306	613
Net earnings	$53	198	245	508	1,004
Basic earnings per common share	$ 0.04	$ 0.13	$ 0.17	$ 0.34	$ 0.68
Diluted earnings per common share	$ 0.04	$ 0.13	$ 0.17	$ 0.33	$ 0.67

	Year Ended December 31, 2002				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$1,392	$1,611	$1,816	$1,880	$6,699
Interest expense	612	664	757	730	2,763
Net interest income	780	947	1,059	1,150	3,936
Provision for loan losses	107	138	97	101	443
Net interest income after provision for loan losses	673	809	962	1,049	3,493
Noninterest income	161	109	153	157	580
Noninterest expense	754	767	824	789	3,134
Earnings before income taxes	80	151	291	417	939
Income taxes	30	57	112	156	355
Net earnings	$ 50	$ 94	$ 179	$ 261	$ 584
Basic and diluted earnings per common share	$ 0.05	$ 0.07	$ 0.12	$ 0.20	$ 0.44

INDEPENDENT AUDITORS' REPORT

Jacksonville Bancorp, Inc.
Jacksonville, Florida:

We have audited the accompanying consolidated balance sheets of Jacksonville Bancorp, Inc. and Subsidiary (the "Company") at December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 13, 2004

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts)	At December 31, 2003	2002
Assets		
Cash and due from banks	$ 3,661	$ 3,924
Federal funds sold	233	357
Total cash and cash equivalents	3,894	4,281
Securities available for sale	16,780	12,481
Securities held to maturity	50	50
Loans, net of allowance for loan losses of $1,679 in 2003 and $1,100 in 2002	150,976	108,933
Accrued interest receivable	875	660
Premises and equipment, net	2,940	3,122
Federal Home Loan Bank stock, at cost	266	132
Deferred income taxes	474	988
Foreclosed assets, net	395	—
Other assets	217	184
Total assets	$176,867	$130,831
Liabilities and Stockholders' Equity		
Liabilities:		
Noninterest-bearing demand deposits	$ 23,394	$ 16,781
Money market, NOW and savings deposits	26,625	20,931
Time deposits	108,520	72,416
Total deposits	158,539	110,128
Federal funds purchased	4,296	3,000
Other borrowings	—	4,747
Other liabilities	625	389
Total liabilities	$163,460	$118,264
Commitments and contingencies (Notes 4, 7 and 11)		
Stockholders' equity:		
Preferred stock, $.01 par value; 2,000,000 shares authorized, none issued or outstanding	$ —	$ —
Common stock, $.01 par value; 8,000,000 shares authorized, 1,467,166 and 1,467,066 shares issued and outstanding in 2003 and 2002	15	15
Additional paid-in capital	14,230	14,229
Accumulated deficit	(789)	(1,793)
Accumulated other comprehensive income (loss)	(49)	116
Total stockholders' equity	$ 13,407	$ 12,567
Total liabilities and stockholders' equity	$176,867	$130,831

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(Dollars in thousands, except per share amounts)	Year Ended December 31, 2003	2002
Interest income:		
Loans	$7,816	$6,016
Securities	897	649
Other	16	34
Total interest income	8,729	6,699
Interest expense:		
Deposits	3,078	2,750
Other borrowings	33	13
Total interest expense	3,111	2,763
Net interest income	5,618	3,936
Provision for loan losses	1,580	443
Net interest income after provision for loan losses	4,038	3,493
Noninterest income:		
Fees and service charges on deposit accounts	557	445
Other	143	135
Litigation settlement	850	—
Total noninterest income	1,550	580
Noninterest expenses:		
Salaries and employee benefits	1,971	1,571
Occupancy	639	558
Data processing	391	394
Professional fees	257	152
Telephone	67	70
Advertising and business development	195	100
Courier, freight and postage	73	71
Other	378	218
Total noninterest expenses	3,971	3,134
Earnings before income taxes	1,617	939
Income taxes	613	355
Net earnings	$1,004	$ 584
Earnings per share, basic	$ 0.68	$ 0.44
Earnings per share, diluted	$ 0.67	$ 0.44

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Years Ended December 31, 2003 and 2002				
(Dollars in thousands)	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2001	$10	$ 9,705	$(2,377)	$ (41)	$ 7,297
Comprehensive income:					
Net earnings	—	—	584	—	584
Change in net unrealized loss on securities available for sale, net of taxes of $94	—	—	—	157	157
Comprehensive income					741
Proceeds from the sale of common stock, net of offering costs of $196	5	4,524	—	—	4,529
Balance at December 31, 2002	$15	$14,229	$(1,793)	$ 116	$12,567
Comprehensive income:					
Net earnings	—	—	1,004	—	1,004
Change in net unrealized gain on securities available for sale, net of tax benefit of $99	—	—	—	(165)	(165)
Comprehensive income					839
Proceeds from the exercise of common stock warrants	—	1	—	—	1
Balance at December 31, 2003	**$15**	**$14,230**	**$ (789)**	**$ (49)**	**$13,407**

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year Ended December 31, 2003	2002
Cash flows from operating activities:		
Net earnings	$ 1,004	$ 584
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	278	277
Provision for loan losses	1,580	443
Deferred income taxes	613	355
Net amortization of deferred loan (fees) costs	(25)	9
Net amortization of securities	(14)	(55)
Increase in accrued interest receivable and other assets	(248)	(124)
Increase in other liabilities	236	187
Net cash provided by operating activities	3,424	1,676
Cash flows from investing activities:		
Purchases of securities available for sale	(12,704)	(10,252)
Proceeds from calls and paydowns of securities available for sale	8,155	5,559
Net increase in loans	(44,266)	(41,251)
Purchases of premises and equipment, net	(96)	(95)
Purchase of Federal Home Loan Bank stock	(134)	(69)
Proceeds from sale of foreclosed assets, net	273	—
Net cash used in investing activities	(48,772)	(46,108)
Cash flows from financing activities:		
Net increase in deposits	48,411	34,509
Net increase in federal funds purchased	1,296	1,750
Net (decrease) increase in other borrowings	(4,747)	2,637
Proceeds from sale of common stock, net of offering costs	—	4,529
Proceeds from exercise of common stock warrants	1	—
Net cash provided by financing activities	44,961	43,425
Decrease in cash and cash equivalents	(387)	(1,007)
Cash and cash equivalents at beginning of year	4,281	5,288
Cash and cash equivalents at end of year	$ 3,894	$ 4,281
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 3,097	$ 2,715
Income taxes	$ —	$ —
Noncash transactions:		
Accumulated other comprehensive income (loss), net change in unrealized gain (loss) on securities available for sale, net of tax	$ (165)	$ 157
Loans transferred to foreclosed assets	$ 668	$ —

See Accompanying Notes to Consolidated Financial Statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization.
Jacksonville Bancorp, Inc. (the "Holding Company") was incorporated on October 24, 1997, in the State of Florida. The Holding Company is a one-bank holding company and owns 100% of the outstanding shares of The Jacksonville Bank (the "Bank"). The Holding Company's only business is the ownership and operation of the Bank. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Bank provides a variety of community banking services to businesses and individuals through its three offices in Jacksonville, Duval County, Florida. In addition, the Bank accepts deposits from financial institutions nationwide. The primary business activities of the Bank's wholly-owned subsidiary, Fountain Financial, Inc. (the "Insurance Agency"), consist of referral of customers of the Bank to third parties for sale of insurance products.

Basis of Presentation.
The accompanying consolidated financial statements of the Company include the accounts of the Holding Company, the Bank and the Insurance Agency (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Use of Estimates.
In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and Cash Equivalents.
For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, both of which mature within ninety days. The Bank is required by law or regulation to maintain cash reserves in the form of vault cash or in noninterest-bearing accounts with the Federal Reserve Bank or other qualified banks. The required reserve balances at December 31, 2003 and 2002 were $482,000 and $304,000, respectively.

Securities.
The Company may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held to maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available for sale securities consist of securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are excluded from earnings and reported in accumulated other comprehensive income (loss). Gains and losses on the sale of available for sale securities are recorded on the trade date and are determined using the specific identification method. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

Loans.
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans, excluding certain consumer and residential loans, is discontinued at the time a loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Nonaccrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses.
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. A loan loss is charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for significant commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Income Taxes.
Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

The Holding Company and its subsidiary file a consolidated income tax return. Income taxes are allocated proportionately to the Holding Company and subsidiary as though separate income tax returns were filed.

Foreclosed Assets.
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of fair value or the loan balance at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in earnings.

Premises and Equipment.
Land is stated at cost. Buildings, leasehold improvements, furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of each type of asset. The Company will capitalize interest during the construction period of major capital developments such as the construction of office facilities.

Stock-Based Compensation.
Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation Transition and Disclosure* (collectively "SFAS No. 123"), encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("Opinion No. 25"), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25. No stock-based employee compensation cost is reflected in net earnings, as all options granted under the plan have exercise prices which were equal to or exceeded the market value of the underlying common stock on the grant date. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of FASB No. 123 to stock-based employee compensation (in thousands, except per share amounts).

Year Ended December 31,	2003	2002
Net earnings, as reported	$1,004	$ 584
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	76	42
Proforma net earnings	$ 928	$ 542
Basic earnings per share:		
As reported	$ 0.68	$0.44
Proforma	$ 0.63	$0.41
Diluted earnings per share:		
As reported	$ 0.67	$0.44
Proforma	$ 0.62	$0.40

In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 4.28% and 5.26% for the years ended December 31, 2003 and 2002, respectively, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period, and stock volatility was .14% and .13% for 2003 and 2002, respectively. For purposes of the proforma disclosures the estimated fair value is treated as expense during the vesting period. The following information summarizes the fair value of options granted under the plan.

Year Ended December 31,	2003	2002
Weighted average per share grant-date fair value of options issued during the year	$ 4.70	$4.17

Transfers of Financial Assets.
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Instruments.
In the ordinary course of business the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, unused lines of credit, and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Fair Values of Financial Instruments.
The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument or may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments.

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Securities. Fair values for securities held to maturity and available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan Bank Stock. Federal Home Loan Bank stock is stated at redemption value which approximates fair value.

Loans. For variable rate loans that reprice periodically and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued Interest Receivable. The carrying amount of accrued interest receivable approximates fair value.

Deposit Liabilities. The fair values disclosed for demand, NOW, money market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits.

Federal Funds Purchased. The carrying amount of federal funds purchased approximates fair value.

Other Borrowings. The carrying amount of other borrowings, which consist of securities sold under agreements to repurchase, approximates fair value.

Off-Balance Sheet Instruments. Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Advertising.
The Company expenses all media advertising as incurred.

Earnings Per Share.
Basic earnings per share has been computed on the basis of the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share were computed based on the weighted average number of shares outstanding plus the effect of outstanding stock options and warrants, computed using the treasury stock method. Earnings per common share have been computed based on the following.

Year Ended December 31,	2003	2002
Weighted average number of common shares outstanding used to calculate basic earnings per common share	1,467,070	1,335,831
Effect of dilutive stock options	27,614	6,013
Effect of dilutive warrants	3,201	—
Weighted average number of common shares outstanding used to calculate diluted earnings per common share	1,497,885	1,341,844

Comprehensive Income.
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items along with net earnings, are components of comprehensive income.

Recent Pronouncements.
In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others"* ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued and revised in December 2003 FASB Interpretation No. 46 *"Consolidation of Variable Interest Entities"* ("FIN 46") which addresses consolidation by business enterprises of variable interest entities. FIN 46 applies to variable interest entities created after January 31, 2003. The Company has no variable interest entities, therefore FIN 46 had no effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* SFAS No. 146 provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of this Statement had no effect on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement had no effect on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement had no effect on the Company's consolidated financial statements.

Reclassifications.
Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

(2) SECURITIES

Securities have been classified according to management's intention. The carrying amounts of securities and their approximate fair values are as follows (in thousands).

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2003				
Available for Sale				
U.S. Government agencies	$14,089	$127	$(210)	$14,006
Mortgage-backed securities	2,769	23	(18)	2,774
	$16,858	$150	$(228)	$16,780
Held to Maturity				
State of Israel bond	$ 50	$ —	$ —	$ 50
December 31, 2002				
Available for Sale				
U.S. Government agencies	$10,049	$157	$ (14)	$10,192
Mortgage-backed securities	2,246	43	—	2,289
	$12,295	$200	$ (14)	$12,481
Held to Maturity				
State of Israel bond	$ 50	$ —	$ —	$ 50

The scheduled maturities of securities at December 31, 2003, are as follows (in thousands).

	Available for Sale		Held to Maturity	
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Due after one through five years	$ 500	$ 503	$50	$50
Due after five through ten years	3,795	3,778	—	—
Due after ten years	9,794	9,725	—	—
Mortgage-backed securities	2,769	2,774	—	—
	$16,858	$16,780	$50	$50

At December 31, 2002, the Company had pledged securities with a carrying value of approximately $4.4 million for borrowings under a repurchase agreement. There were no pledged securities at December 31, 2003. There were no sales of securities in 2003 or 2002.

(3) LOANS

The components of loans are as follows (in thousands).

At December 31,	2003	2002
Commercial real estate	$ 93,899	$ 63,520
Commercial	16,443	16,648
Residential real estate	36,594	25,825
Consumer and other	5,729	4,057
Total loans	152,665	110,050
Deduct:		
Allowance for loan losses	(1,679)	(1,100)
Net deferred fees	(10)	($17)
Loans, net	$150,976	$108,933

An analysis of the change in the allowance for loan losses follows (in thousands).

Year Ended December 31,	2003	2002
Beginning balance	$ 1,100	$ 657
Provision for loan losses	1,580	443
Loans charged off, net of recoveries	(1,001)	—
Ending balance	$ 1,679	$1,100

Loans identified as impaired, the average net investment in impaired loans, interest income recognized and received on collateral dependent impaired loans are as follows (in thousands).

At December 31,	2003	2002
Loans identified as impaired:		
Gross loans with no related allowance for losses	$ —	$ —
Gross loans with related allowance for losses recorded	583	388
Less: Allowance on these loans	(88)	(58)
Net investment in impaired loans	$ 495	$ 330

Year Ended December 31,	2003	2002
Average investment in impaired loans	$ 1,318	$ 46
Interest income recognized on impaired loans	$ —	$ —
Interest income received on impaired loans	$ —	$ —

Nonaccrual and past due loans were as follows (in thousands).

At December 31,	2003	2002
Nonaccrual loans	$ 726	$ 851
Past due ninety days or more, but still accruing	75	—
Total	$ 801	$ 851

(4) PREMISES AND EQUIPMENT

A summary of premises and equipment follows (in thousands).

At December 31,	2003	2002
Land	$ 1,075	$1,075
Buildings	1,358	1,358
Leasehold improvements	152	145
Furniture, fixtures and equipment	1,474	1,384
Total, at cost	4,059	3,962
Less accumulated depreciation and amortization	(1,119)	(840)
Premises and equipment, net	$ 2,940	$3,122

The Company leases certain office facilities under an operating lease. The lease contains annual escalation clauses and three five-year renewal options. Rental expense under this operating lease was approximately $187,000 and $121,000 during the years ended December 31, 2003 and 2002, respectively. The lease expires August 31, 2004. At December 31, 2003, future minimum rental commitments under this lease total approximately $141,000.

(5) DEPOSITS

The total time deposits with a minimum denomination of $100,000 at December 31, 2003 and 2002 were $37.5 million and $22.8 million, respectively.

A schedule of maturities of time deposits follows (in thousands).

Year Ending December 31,	Amount
2004	$ 72,793
2005	22,229
2006	6,683
2007	5,017
2008 and thereafter	1,798
	$108,520

(6) OTHER BORROWINGS

The Company enters into daily repurchase agreements as needed with financial institutions. These agreements require the Company to pledge securities as collateral for borrowings under the agreements. Information concerning these agreements is summarized as follows (dollars in thousands).

At or for Year Ended December 31,	2003	2002
Balance at end of year	$ —	$4,747
Average balance during year	$ 514	$ 360
Average interest rate during year	1.76%	1.75%
Maximum month-end balance during year	$2,336	$4,747
Securities pledged as collateral for this agreement	$ —	$4,368

(7) FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows (in thousands).

	At December 31, 2003		At December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 3,894	$ 3,894	$ 4,281	$ 4,281
Securities available for sale	16,780	16,780	12,481	12,481
Securities held to maturity	50	50	50	50
Federal Home Loan Bank stock	266	266	132	132
Loans	150,976	151,896	108,933	110,114
Accrued interest receivable	875	875	660	660
Financial liabilities				
Deposits	158,539	163,774	110,128	112,735
Federal funds purchased	4,296	4,296	3,000	3,000
Other borrowings	—	—	4,747	4,747

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit, and standby letters of credit, and may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Commitments to extend credit, unused lines of credit and standby letters of credit typically result in loans with market interest rates when funded. A summary of the amounts of the Company's financial instruments with off- balance sheet risk at December 31, 2003, follows (in thousands).

	Contract Amount	Carrying Amount	Estimated Fair Value
Commitments to extend credit	$ 347	—	—
Unused lines of credit	$19,629	—	—
Standby letters of credit	$ 352	—	—

(8) CREDIT RISK

The Company grants the majority of its loans to borrowers throughout Duval County, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy in Duval County, Florida.

(9) INCOME TAXES

Income taxes consisted of the following (in thousands).

Year Ended December 31,	2003	2002
Deferred:		
Federal	$523	$303
State	90	52
Total deferred income taxes	$613	$355

Income taxes is different than that computed by applying the federal statutory rate of 34%, as indicated in the following analysis (dollars in thousands).

	Year Ended December 31,			
	2003		2002	
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Income taxes at statutory federal income tax rate	$550	34.0%	$319	34.0%
Increase in income taxes resulting from:				
State tax benefit, net of federal tax benefit	59	3.7	34	3.6
Other	4	.2	2	.2
	$613	37.9%	$355	37.8%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

At December 31,	2003	2002
Deferred tax assets		
Allowance for loan losses	$392	$ 253
Organizational and preopening costs	25	99
Net operating loss carryforwards	254	942
Unrealized loss on securities available for sale	29	—
Gross deferred tax asset	700	1,294
Deferred tax liabilities		
Unrealized gain on securities available for sale	—	70
Depreciation	168	181
Deferred loan costs	54	52
Other	4	3
Gross deferred tax liabilities	226	306
Net deferred tax asset	$474	$ 988

At December 31, 2003, the Company had net operating loss carryforwards for federal and state income tax purposes as follows (in thousands).

Year Expiring	Amount
2020	$182
2021	492
	$674

(10) RELATED PARTY TRANSACTIONS

The Company has granted loans to and accepted deposits from its executive officers, directors and their affiliates in the ordinary course of business. The following summarizes loans and deposits with related parties (in thousands).

Year Ended December 31,	2003	2002
Outstanding balance, beginning of year	$ 4,353	$ 3,824
Loans funded	2,576	2,145
Principal repayments	(1,140)	(1,616)
Outstanding balance, end of year	$ 5,789	$ 4,353
Deposits at year end	$ 3,226	$ 2,758

(11) CONTINGENCIES

Various legal claims and other contingent liabilities may arise from time to time in the normal course of business which, in the opinion of management of the Bank, will not have a material effect on the Company's consolidated financial statements.

(12) STOCK OPTION PLAN AND WARRANTS

The Company established a Stock Option plan (the "Plan") for its directors, officers and employees. The total number of options which can be granted under this plan is 220,099. Both qualified and nonqualified options can be granted, and all options have ten year terms and vest over periods up to five years. As of December 31, 2003, 47,742 shares remain available to be granted under the Plan. A summary of stock option transactions follows (dollars in thousands, except per share amounts).

	Number of Shares	Average Per Share Prices	Range of Prices	Aggregate Option Price
Outstanding at December 31, 2001	135,857	$10.00	$10.00	$1,359
Options granted	4,000	10.00	10.00	40
Outstanding at December 31, 2002	139,857	10.00	10.00	1,399
Options granted	32,500	12.55	12.55	408
Outstanding at December 31, 2003	172,357	$10.48	$10.00–$12.55	$1,807

These options are exercisable as follows.

Year Ending December 31,	Number of Shares	Weighted Average Price
Currently exercisable	126,757	$10.00
2004	16,400	11.01
2005	8,100	12.05
2006	7,300	12.27
2007	7,300	12.27
2008	6,500	12.55
	172,357	$10.48

The weighted average remaining contractual life of the options at December 31, 2003 and 2002 was approximately 6.5 years and 6.9 years, respectively.

During 2002, the Company completed an offering of 225,000 investment units, initially to existing stockholders through a rights offering, and then to the general public in a community offering. Each unit offered for $21.00 consisted of two shares of common stock and one warrant to purchase one share of common stock for $13.00 through September 30, 2004. Therefore, the offering resulted in issuance of 450,000 shares of common stock and 225,000 warrants. One hundred warrants were exercised during the year ended December 31, 2003, resulting in 224,900 warrants outstanding at December 31, 2003.

(13) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan which is available to all employees electing to participate after meeting certain length-of-service requirements. Expense relating to the Company's contributions to the profit sharing plan was approximately $90,000 and $78,000 for the years ended December 31, 2003 and 2002, respectively.

(14) DIRECTORS STOCK PURCHASE PLAN

Following approval by the stockholders at the 2003 annual meeting, the Company established the Directors' Stock Purchase Plan for non-employee directors. Under this plan, directors may elect to receive shares of the Company's common stock as an alternative to the equivalent amounts of cash for directors fees. A total of 100,000 shares of the Company's common stock were made available for issuance, all of which remained available for issuance at December 31, 2003. All transactions executed under this plan were open market purchases. The Company's expense in connection with this plan was $116,000 during the year ended December 31, 2003, which is included in other expense in the accompanying consolidated statements of earnings.

(15) REGULATORY MATTERS

Banking regulations place certain restrictions on dividends and loans or advances made by the Bank to the Holding Company.

The Bank is limited in the amount of cash dividends that may be paid. The amount of cash dividends that may be paid is based on the Bank's net earnings of the current year combined with the Bank's retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, and capital adequacy. These factors could further limit the amount of dividends which the Bank could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

The Company and the Bank are subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's and the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, both the Company and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2003, both the Company and the Bank were adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage percentages as set forth in the following tables. There are no conditions or events that management believes have changed the Company's or the Bank's category. The Company's and the Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
As of December 31, 2003						
Total capital to risk weighted assets:						
Company	$15,135	9.96%	$12,157	8.00%	N/A	N/A
Bank	14,405	9.50	12,133	8.00	$15,166	10.00%
Tier 1 capital to risk weighted assets:						
Company	13,456	8.85	6,078	4.00	N/A	N/A
Bank	12,726	8.39	6,066	4.00	9,100	6.00
Tier 1 capital to average assets:						
Company	13,456	7.85	6,854	4.00	N/A	N/A
Bank	12,726	7.45	6,835	4.00	8,544	5.00
As of December 31, 2002[1]						
Total capital to risk weighted assets	$12,563	11.11	$ 9,045	8.00	$11,306	10.00
Tier 1 capital to risk weighted assets	11,463	10.14	4,522	4.00	6,784	6.00
Tier 1 capital to average assets	11,463	9.22	4,971	4.00	6,214	5.00

(1) At December 31, 2002, the Holding Company was not required to determine its regulatory capital category.

(16) LITIGATION SETTLEMENT

The Company received a nonrecurring litigation settlement of $850,000 in the year ended December 31, 2003. The litigation settlement resulted from the Company's assertion of a lessor's noncompliance with certain provisions of a lease agreement.

(17) PARENT COMPANY ONLY FINANCIAL INFORMATION

The Holding Company's unconsolidated financial information is as follows (in thousands).

Condensed Balance Sheets

At December 31,	2003	2002
Assets		
Cash	$ 507	$ 433
Investment in subsidiary	12,677	11,579
Premises and equipment, net	1	4
Other assets	302	563
Total assets	$13,487	$12,579
Liabilities and Stockholders' Equity		
Other liabilities	$ 80	$ 12
Stockholders' equity	13,407	12,567
Total liabilities and stockholders' equity	$13,487	$12,579

Condensed Statements of Earnings

At December 31,	2003	2002
Revenues	$ —	$ 2
Expenses	(259)	(134)
Loss before earnings of subsidiary	(259)	(132)
Earnings of subsidiary	1,263	716
Net earnings	$ 1,004	$ 584

Condensed Statements of Cash Flows

At December 31,	2003	2002
Cash flows from operating activities:		
Net earnings	$ 1,004	$ 584
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:		
Amortization	3	3
Equity in undistributed earnings of subsidiary	(1,263)	(716)
Decrease in other assets	261	—
Increase (decrease) in other liabilities	68	(51)
Net cash provided by (used in) operating activities	73	(180)
Cash flows from investing activities:		
Net investment in subsidiary	—	(4,000)
Proceeds from sale of common stock, net of offering costs	—	4,529
Proceeds from exercise of common stock warrants	1	—
Net cash provided by investing activities	1	529
Net increase in cash	74	349
Cash at beginning of year	433	84
Cash at end of year	$ 507	$ 433
Noncash transaction:		
Accumulated other comprehensive income (loss), net change in unrealized gain (loss) on securities available for sale, net of tax	$ (165)	$ 157

Directors of Jacksonville Bancorp, Inc., & The Jacksonville Bank:

Donald E. Roller	Chairman of the Board of Directors, Jacksonville Bancorp, Inc.
Price W. Schwenck	Chairman of the Board of Directors, The Jacksonville Bank
Gilbert J. Pomar, III	President & CEO, Jacksonville Bancorp, Inc. President & CEO, The Jacksonville Bank
D. Michael Carter, CPA	Chairman, Audit Committee Carter & Company, PA
Melvin Gottlieb	Chairman, Asset/Liability Management Committee
James M. Healey	Mint Magazine, Inc., Chattanooga Mint, Inc., & Columbia Mint, Inc.
John C. Kowkabany	Former Mayor of Neptune Beach, Florida
Rudolph A. Kraft	Kraft Motorcar Company, Inc.
R.C. Mills	Chairman, Executive Committee Heritage Holdings, Inc.
John W. Rose	Chairman, Compensation Committee McAllen Capital Partners, Inc.
John R. Schultz	Chairman, Loan Committee Schultz/Angelo Group, Inc.
Charles F. Spencer	International Longshoremen's Association
Bennett A. Tavar	Chairman, Corporate Governance Committee Logical Business Systems, Inc.
Gary L. Winfield, MD	Sandcastle Family Practice

Officers of Jacksonville Bancorp, Inc., & The Jacksonville Bank:

Gilbert J. Pomar, III	President & Chief Executive Officer
Cheryl L. Whalen	Executive Vice President/Chief Financial Officer

Officers of The Jacksonville Bank:

Scott M. Hall	Executive Vice President/Senior Loan Officer
Donna M. Donovan	Senior Vice President/Operations Manager
John C. Hulsey	Senior Vice President/Personal Banking Manager
Charles F. Drayton	Vice President/Commercial Banker
Karen A. Wright	Vice President/Branch Support
Kimberly M. Delong	Vice President/Branch Manager, Mandarin Office
Luigi Vaccaro	Vice President/Branch Manager, Queens Harbour Office

Jacksonville Bancorp Inc.
P.O. Box 40466
Jacksonville, FL 32203-0466
904.421.3040